SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2007
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP REPORTS RESULTS FOR THREE MONTHS ENDED
                                MARCH 31, 2007
                                ------------------------------------------------

For Immediate Release
Contact:       Aaron Uhde                                   Michael Perman
Phone:         +1 404 479 2956                              +44 (0) 207 065 3942

--------------------------------------------------------------------------------

AMVESCAP REPORTS RESULTS FOR THREE MONTHS ENDED MARCH 31, 2007

London, April 26, 2007 - AMVESCAP (NYSE: AVZ) reported that operating profit increased by 27.1% for the three months ended March 31, 2007 to $237.2 million (three months ended March 31, 2006: $186.6 million). Diluted earnings per share was $0.19 for the three months ended March 31, 2007 (three months ended March 31, 2006: $0.13). Operating profit decreased 5.2% from the three months ended December 31, 2006; the three months ended December 31, 2006 included the benefit of $21.8 million of insurance recoveries.

"With first-quarter operating profits rising to $237.2 million, a 27.1% increase over the same period last year, higher margins, positive net fund flows, and record assets under management, AMVESCAP is making good progress in our multi-year strategic plan for the company," said AMVESCAP President and CEO Martin L. Flanagan. "Actions we continue to take to strengthen our business and work more effectively as a single, global organization will allow us to continue to build on this solid momentum."


--------------------------------------------------------------------------------
                                        Results for Three Months Ended
                     -----------------------------------------------------------
                      March 31,   December 31,     %      March 31,    %
                        2007         2006        Change     2006     Change
                     -----------------------------------------------------------
Assets under
 management           $471.2b       $462.6b       1.9%    $410.9b    14.7%
Net revenues(a)       $670.7m       $655.3m       2.4%    $584.1m    14.8%
Operating expenses    $433.5m       $405.0m       7.0%    $397.5m     9.1%
Operating profit      $237.2m       $250.3m      (5.2)%   $186.6m    27.1%
Net operating
 margin(b)              35.4%         38.2%       N/A       31.9%     N/A
Profit before tax     $232.7m       $248.2m      (6.2)%   $171.7m    35.5%
Earnings per share:
   --basic             $0.19          $0.21       N/A       $0.14     N/A
   --diluted           $0.19          $0.20       N/A       $0.13     N/A
--------------------------------------------------------------------------------

(a) Net revenues represent total revenues less third-party distribution, service and advisory fees.
(b) Net operating margin is equal to operating profit divided by net revenues.

Quarterly Earnings Summary

Net revenues for the three months ended March 31, 2007 were $670.7 million (three months ended December 31, 2006: $655.3 million; three months ended March 31, 2006: $584.1 million). Net revenues for the three months ended March 31, 2007 included performance fees of $18.8 million (three months ended December 31, 2006: $25.9 million; three months ended March 31, 2006: $33.2 million). Operating expenses totaled $433.5 million for the three months ended March 31, 2007 (three months ended December 31, 2006: $405.0 million; three months ended March 31, 2006: $397.5 million). Operating expenses for the fourth quarter of 2006 included the benefit of $21.8 million of insurance recoveries.

Net Debt and Cash Flow

Net debt (total debt of $1,294.1 million, less cash and cash equivalents of $775.7 million, which excludes client cash of $3.3 million) as of March 31, 2007 was $518.4 million compared to $486.5 million as of December 31, 2006, and $861.1 million as of March 31, 2006.

On January 15, 2007, the company repaid $300.0 million of 5.9% senior notes. Subsequent to the end of the quarter, on April 17, 2007, the company issued $300.0 million five-year 5.625% senior notes. The net proceeds from the offering will be used to repay amounts outstanding under our credit facility and for general corporate purposes.

Assets Under Management

Assets under management (AUM) at March 31, 2007, were $471.2 billion (December 31, 2006: $462.6 million; March 31, 2006: $410.9 million). Average AUM during the first quarter of 2007 were $466.9 billion, compared to $452.7 billion for the fourth quarter of 2006 and $401.3 billion for the first quarter of 2006.

Long-term net inflows for the three months ended March 31, 2007 were $0.7 billion, with inflows of $30.4 billion and outflows of $29.7 billion. For the three months ended December 31, 2006, long-term net outflows were $4.5 billion. For the three months ended March 31, 2006, long-term net inflows were $1.5 billion. Money market net outflows in the three months ended March 31, 2007 were $0.8 billion (not included in long-term flows above). Further analysis of AUM is included in the supplemental schedules to this release.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, Atlantic Trust, Invesco Perpetual, PowerShares and WL Ross brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Thursday, April 26, 2007, at 2:30 p.m. BST (9:30 a.m.
EDT), by dialing one of the following numbers: 1-517-268-4676 or 1-888-455-2053 for U.S. callers. An audio replay of the conference call will be available until Friday, May 4, 2007, at 10:00 p.m. BST (5:00pm EDT) by calling 1-203-369-3286 or
1-800-469-5420 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                     # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this release, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                   AMVESCAP PLC
                           Consolidated Income Statement
     (Unaudited, in millions, other than per share amounts and headcount)

                                  Q107    Q406    % Change    Q106    % Change
                                 ------  ------  ----------  ------  -----------
Revenues
 Management                      $737.1  $722.0      2.1%    $620.1      18.9%
 Service and distribution         143.4   135.5      5.8%     135.6       5.8%
 Other                             24.2    21.3      13.6%     27.3     (11.4)%
                                 ------  ------  ----------  ------  -----------
Total revenues                    904.7   878.8       2.9%    783.0      15.5%
 Third-party distribution,
 service and advisory fees       (234.0) (223.5)      4.7%   (198.9)     17.6%
                                 ------  ------  ----------  ------  -----------
Net revenues                      670.7   655.3       2.4%    584.1      14.8%
                                 ------  ------  ----------  ------  -----------

Operating expenses
  Compensation                    283.7   268.6       5.6%    253.4      12.0%
  Marketing                        37.2    37.2       0.0%     36.2       2.8%
  Property and off                 29.5    28.6       3.1%     27.0       9.3%
  Technology and
  telecommunications              28.2    30.5       (7.5)%    32.1     (12.1)%
  General and administrative       54.9   40.1       36.9%     48.8      12.5%
                                 ------  ------  ----------  ------  -----------
Total operating expenses          433.5  405.0        7.0%    397.5       9.1%
                                 ------  ------  ----------  ------  -----------
Operating profit                  237.2  250.3       (5.2)%   186.6      27.1%

Interest income                    10.3   10.1        2.0%      5.1     102.0%
Other realized gains                8.5   14.4      (41.0)%     0.9     844.4%
Other realized losses              (0.7)  (1.6)     (56.3)%    (3.6)    (80.6)%
Interest expense                  (22.6) (25.0)      (9.6)%   (17.3)     30.6%
                                 ------  ------  ----------  ------  -----------
Profit before taxation            232.7  248.2       (6.2)%   171.7      35.5%
Taxation - U.K.                   (26.0) (20.2)      28.7%    (18.0)     44.4%
Taxation - outside of the U.K.    (54.3) (65.1)     (16.6)%   (45.4)     19.6%
                                 ------  ------  ----------  ------  -----------
Profit after taxation             152.4  162.9       (6.4)%   108.3      40.7%
Profit attributable to minority
 interests                         (0.6)   0.6        N/A      (0.7)      N/A
                                 ------  ------  ----------  ------  -----------
Profit attributable to equity
 holders of the parent           $151.8  $163.5      (7.2)%  $107.6      41.1%
                                 ======  ======  ==========  ======  ===========

Earnings per share:
   ---basic                       $0.19   $0.21              $0.14
   ---diluted                     $0.19   $0.20              $0.13

Average shares outstanding:
   ---basic                       797.8   795.8              790.8
   ---diluted                     820.0   816.3              810.3

Ending Headcount                  5,432   5,574              5,586

                                 AMVESCAP PLC
                          Consolidated Balance Sheet
                           (Unaudited, in millions)

                                 March 31, 2007 December 31, 2006 March 31, 2006
                                 -------------- ----------------- --------------
Non-current assets
    Goodwill                        $5,014.8        $5,006.6         $4,218.0
    Intangible assets                  191.8           196.7             94.6
    Property and equipment             160.0           165.8            177.9
    Deferred sales commissions          54.1            55.9             72.1
    Deferred tax assets                204.9           212.1            155.6
    Investments                        166.7           158.1            162.4
                                 ------------- ------------------ --------------
                                     5,792.3         5,795.2          4,880.6
Current assets
    Trade and other receivables      1,538.0           997.4          1,297.8
    Investments                        131.6           134.9             72.5
    Cash and cash equivalents          779.0           789.6            466.4
    Assets held for policyholders    1,707.9         1,574.9          1,287.9
                                 ------------- ----------------- ---------------
                                     4,156.5         3,496.8          3,124.6

Total assets                         9,948.8         9,292.0          8,005.2

Non-current liabilities
     Long-term debt                 (1,294.1)         (972.7)          (873.0)
     Provisions                       (463.5)         (461.8)          (166.3)
                                -------------- ----------------- ---------------
                                    (1,757.6)       (1,434.5)        (1,039.3)
Current liabilities
    Current maturities of
    long-term debt                        --          (300.0)          (309.6)
    Trade and other payables        (1,765.3)       (1,384.3)        (1,602.8)
    Taxation                          (113.5)          (95.4)           (70.8)
    Provisions                        (227.6)         (227.8)           (69.4)
    Policyholder liabilities        (1,707.9)       (1,574.9)        (1,287.9)
                                -------------- ----------------- ---------------
                                    (3,814.3)       (3,582.4)        (3,340.5)

Total liabilities                   (5,571.9)       (5,016.9)        (4,379.8)

Net assets                          $4,376.9        $4,275.1         $3,625.4
                                ============== ================= ===============

Equity
    Share capital                      $83.8           $83.2            $82.2
    Share premium                      263.1           205.1            106.9
    Shares held by employee
     trusts                           (715.9)         (601.7)          (570.3)
    Exchangeable shares                362.1           377.4            430.7
    Retained earnings                1,233.9         1,054.9            772.1
    Other reserves                   3,144.2         3,151.2          2,799.7
                               --------------- ----------------- ---------------
    Equity attributable to
     equity holders
     of the parent                   4,371.2         4,270.1          3,621.3
    Minority interests                   5.7             5.0              4.1
                               -------------- ------------------ ---------------
Total equity                        $4,376.9        $4,275.1         $3,625.4
                               ============== ================== ===============

                                  AMVESCAP PLC
                  Consolidated Statement of Changes in Equity
                            (Unaudited, in millions)

                              Shares
              Share           Held by  Exchange-
              Capital Share   Employee able   Retained Other    Minority
              Shares  Premium Trusts   Share  Earnings Reserves Interests Total
-------------------------------------------------------------------------------
Jan 1, 2007   83.2   205.1    (601.7)    377.4  1,054.9  3,151.2    5.0  4,275.1
--------------------------------------------------------------------------------
Profit
 attributable
 to equity
 holders of
 the parent    --       --        --        --    151.8       --     --    151.8
Currency trans-
 lation dif-
 ferences on
 investments in
 overseas
 subsidiaries  --       --        --        --      2.4      6.4    0.1      8.9
Net movement
 on available-
 for-sale
 reserve       --       --        --        --       --     (7.2)    --    (7.2)
--------------------------------------------------------------------------------
Total recognized
 income and
 expense attri-
 butable to
 equity holders
 of the parent --       --        --        --     154.2    (0.8)   0.1    153.5
--------------------------------------------------------------------------------
Total equity
 before trans-
 actions with
 owners      83.2     205.1    (601.7)   377.4   1,209.1  3,150.4   5.1  4,428.6
Employee
share plans:
Share-based
 compensation
 credit        --       --        --       --       24.8       --    --     24.8
Exercise of
 options      0.5      42.8       --       --         --       --    --     43.3
Increase in
 shares held
 by employee
 share owner-
 ship trusts   --       --     (114.2)     --         --       --    --  (114.2)
Tax taken to/
 recycled from
 equity        --       --        --       --         --     (6.2)   --    (6.2)
Conversion of
 exchangeable
 shares into
 ordinary
 shares       0.1      15.2       --    (15.3)        --       --    --       --
Total amounts
 attributable
 to minority
 interests    --        --        --       --         --       --   0.6      0.6
--------------------------------------------------------------------------------
Mar 31, 2007 83.8     263.1    (715.9)  362.1    1,233.9  3,144.2   5.7  4,376.9
================================================================================



--------------------------------------------------------------------------------
Jan 1, 2006  81.8      85.0    (413.5)  431.8      638.7  2,789.2   3.3  3,616.3
--------------------------------------------------------------------------------
Profit attri-
 butable to
 equity
 holders of
 the parent   --        --        --      --       107.6       --    --    107.6
Currency
 translation
 differences
 on investments
 in overseas
 subsidiaries --        --        --    (0.7)       10.6      9.0   0.1     19.0
Net movement
 on available-
 for-sale
 reserve      --        --        --      --          --      1.5    --      1.5
--------------------------------------------------------------------------------
Total
 recognized
 income and
 expense
 attributable
 to equity
 holders of
 the parent   --        --        --    (0.7)      118.2     10.5   0.1    128.1
--------------------------------------------------------------------------------
Total equity
 before trans-
 actions with
 owners     81.8      85.0    (413.5)   431.1      756.9  2,799.7   3.4  3,744.4
Employee
 share plans:
Share-based
 compensation
 credit      --         --        --      --        15.2      --     --     15.2
Exercise of
 options     0.4      20.7        --      --          --      --     --     21.1
Increase in
 shares held
 by employee
 share owner-
 ship trusts --         --    (156.8)     --          --      --     --  (156.8)
Issuance of
 new shares
 for acqui-
 sition
 earn-out    --        0.8        --      --          --       --    --      0.8
Conversion
 of exchange-
 able shares
 into ordinary
 shares      --        0.4        --    (0.4)         --       --    --       --
Total amounts
 attributable
 to minority
 interests   --        --         --      --          --       --   0.7      0.7
--------------------------------------------------------------------------------
Mar 31, 2006 82.2    106.9    (570.3)  430.7       772.1    2,799.7 4.1  3,625.4
================================================================================

                                  AMVESCAP PLC
                        Consolidated Cash Flow Statement
                            (Unaudited, in millions)

                                                Three Months Ended March 31,
                                       -----------------------------------------
                                              2007                   2006
                                       ------------------     ------------------
Operating activities:
Profit attributable to equity holders
 of the p arent                              $151.8                 $107.6
Adjustments to reconcile profit to
 net cash provided by operating
 activities:
   Amortization, depreciation, and
    goodwill impairment                        16.3                   16.7
   Amortization of share-related
    compensation                               25.7                   19.8
   Increase in receivables                   (532.7)                (491.6)
   Increase in payables                       384.2                  328.9
   Gain on disposal of assets                  (1.7)                  (1.2)
   Decrease/(increase) in current
    investments                                 6.8                  (39.4)
                                       ------------------     ------------------
Net cash inflow/(outflow) from
   operating activities                        50.4                  (59.2)

Investing activities:
   Capital expenditures, net of sales          (8.2)                  (8.6)
   Purchases of long-term investments,
    net                                       (12.2)                 (11.9)
                                       ------------------     ------------------
Net cash outflow from investing
   activities                                 (20.4)                 (20.5)

Financing activities:
   Purchases of shares held by
    employee share ownership trusts          (107.0)                (153.7)
   Net draw/(redemption) on credit
    facility                                  321.1                  (40.0)
   Repayment of senior notes                 (300.0)                   --
   Issuance of new shares                      43.3                   21.0
                                       ------------------     ------------------
Net cash outflow from financing
   activities                                 (42.6)                (172.7)

Decrease in cash and cash equivalents         (12.6)                (252.4)
Foreign exchange                                2.0                    3.1
Cash and cash equivalents, beginning
   of period                                  789.6                  715.7
                                       ------------------     ------------------
Cash and cash equivalents, end of
   period                                    $779.0                 $466.4
                                       ==================     ==================

Supplemental Cash Flow Information:
Interest paid                                $(29.4)                $(21.8)
Interest received                             $10.4                   $5.0
Taxes paid                                   $(61.6)                $(46.6)

                                    Notes


1.   Accounting policies
     The accounting policies applied to the information in the earnings release follow International Financial Reporting Standards (IFRS) in effect as of the date of this release and are consistent with those applied in the 2006 Annual Report. Refer to the 2006 Annual Report, available at www.amvescap.com, for a more detailed discussion of these policies. IFRS comprise standards and interpretations approved by the International Accounting Standards Board and its predecessors. As of March 31, 2007, all issued IFRS were also adopted by the European Commission, with the exception of IFRS 8, "Operating Segments," which is effective for periods commencing January 1, 2009, but which is not expected to result in changes to the company's single-segment approach, and the amendment to IAS 23, "Borrowing Costs," which is also effective for periods commencing January 1, 2009, and which is not expected to have a material impact on the company's consolidated financial statements. IFRS 7, "Financial
     Instruments: Disclosures," and the related amendment to IAS 1, "Presentation of Financial Statements, Capital Disclosures," are effective for periods commencing January 1, 2007. The disclosure requirements of these standards will be reflected in the company's 2007 Annual Report. IFRIC 11, "Group and Treasury Share Transactions," is effective for annual periods commencing March 1, 2007, and has provided additional guidance for accounting for share-based payment transactions upon award vesting between the parent and its subsidiaries. The application of IFRIC 11 will not have a material impact on the company's consolidated financial statements.

     Certain prior year balance sheet amounts have been reclassified to conform to the current year presentation of those amounts.

2.   Taxation
     A significant proportion of the tax charge arose from U.S., U.K., and Canadian operations. The effective tax rate was 34.5% for the first quarter of 2007 (first quarter of 2006: 36.9%).

3.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

                                       Three Months Ended March 31, 2007
                                 -----------------------------------------------
     (in millions other than per Profit attributable
     share amounts)              to equity holders of    Number of  Per share
                                 parent                  shares     amount
                                 --------------------    ---------  ------------
     Basic earnings per share           $151.8             797.8       $0.19
                                                                    ============
     Dilutive effect of
      share-based awards                   --               22.2
                                 --------------------    ---------  ------------
     Diluted earnings per share         $151.8             820.0       $0.19
                                 ====================    =========  ============


                                       Three Months Ended March 31, 2006
                                 -----------------------------------------------
     (in millions other than per Profit attributable
     share amounts)              to equity holders of    Number of  Per share
                                 parent                  shares     amount
                                 --------------------    ---------  ------------
     Basic earnings per share           $107.6             790.8       $0.14
                                                                    ============
     Dilutive effect of
      share-based awards                   --               19.5
                                 --------------------    ---------  ------------
     Diluted earnings per share         $107.6             810.3       $0.13
                                 ====================    =========  ============

4.   Long-term debt
     On January 15, 2007, $300.0 million of 5.9% senior notes matured. The company utilized its credit facility to satisfy the maturity and on April 17, 2007 issued $300.0 million of 5.625% senior notes. The notes will mature on April 17, 2012 and pay interest semi-annually on April 17 and October 17.

5.   Purchases of ordinary shares
     The company's global stock plan trust purchased 9.4 million ordinary shares at a cost of $114.2 million during the first quarter. These shares will be held to satisfy existing and future employee share awards under share-based payment programs.

6.   Dividends
     A final dividend in respect of 2006 of $0.104 per share (approximately $86.5 million: $84.5 million for ordinary shares and $2.0 million for exchangeable shares) has been proposed by the Board and will be paid, subject to shareholder approval, on May 30, 2007. The dividend will be accrued when approved by shareholders at the Annual General Meeting of Shareholders on May 23, 2007, and charged to retained earnings at that time.

7.   Statutory financial statements
     The financial information shown in this earnings release is unaudited and does not constitute statutory financial statements. The 2006 Annual Report, which will be filed with the Registrar of Companies after the company's annual general meeting of shareholders, includes an unqualified audit report in accordance with Section 235 of the Companies Act 1985. This audit report does not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                    AMVESCAP PLC
                          Quarterly Assets Under Management


--------------------------------------------------------------------------------
(in billions)                   Q107         Q406        % Change        Q106
--------------------------------------------------------------------------------
Beginning Assets               $462.6       $440.6         5.0%         $386.3
Inflows                          30.4         22.9        32.8%           23.1
Outflows                        (29.7)       (27.4)        8.4%          (21.6)
                             -----------  -----------  ------------  -----------
Net flows                         0.7         (4.5)        n/a             1.5
Net flows in money market
   funds and other               (0.8)        (1.5)      (46.7)%           7.4
Market gains/reinvestment         8.0         24.0       (66.7)%          15.3
Acquisitions                       --          2.6         n/a              --
Foreign currency                  0.7          1.4       (50.0)%           0.4
                             -----------  -----------  ------------  -----------
Ending Assets                  $471.2       $462.6         1.9%         $410.9
                             ===========  ===========  ============  ===========

Average long-term AUM           405.7        391.2         3.7%          348.3
Average institutional money
   market AUM                    61.2         61.5        (0.5)%          53.0
                             -----------  -----------  ------------  -----------
Average AUM                    $466.9       $452.7         3.1%         $401.3
                             ===========  ===========  ============  ===========
Net revenue yield on AUM
   (annualized)(a)             57.5bps      57.9bps                    58.2bps
Net revenue yield on AUM
   before performance
   fees (annualized)           55.8bps      55.6bps                    54.9bps
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                  Private Wealth
By channel: (in billions)     Total    Retail    Institutional     Management
--------------------------------------------------------------------------------
December 31, 2006            $462.6    $234.0       $211.8           $16.8
Inflows                        30.4      21.4          7.8             1.2
Outflows                      (29.7)    (21.4)        (6.6)           (1.7)
                             -------   -------   --------------   --------------
Net flows                       0.7        --          1.2            (0.5)
Net flows in money market
   funds and other             (0.8)     (0.1)        (0.7)             --
Market gains/reinvestment       8.0       4.3          3.4             0.3
Foreign currency                0.7       0.2          0.5              --
                             -------   --------  --------------   --------------
March 31, 2007               $471.2    $238.4            $216.2      $16.6
                             =======   ========  ==============   ==============
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By asset class:                    Fixed               Money    Stable   Alter-
(in billions)  Total   Equity(c)   Income   Balanced   Market   Value    natives
--------------------------------------------------------------------------------
December 31,
 2006(b)      $462.6    $219.1     $59.7     $44.2     $64.2    $46.9     $28.5
Inflows         30.4      17.6       6.9       2.7       0.4      1.8       1.0
Outflows       (29.7)    (14.5)     (8.9)     (2.9)     (0.5)    (1.8)     (1.1)
              -------  ---------   -------  ---------  -------  ------   -------
Net flows        0.7      3.1       (2.0)     (0.2)     (0.1)      --      (0.1)
Net flows in
 money market
 funds and
 other          (0.8)    (0.1)       0.7      (0.6)     (0.8)      --        --
Market gains/
 reinvestment    8.0      4.5       1.1        1.0        --      0.5      0.9
Foreign
 currency        0.7      0.5       0.2         --        --       --        --
              -------  --------   -------  ----------  -------  ------  -------
March 31,
 2007         $471.2   $227.1     $59.7      $44.4      $63.3   $47.4    $29.3
              =======  ========   =======  ==========  =======  ======  ========

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By client
domicile:
(in billions)                  Total    U.S.    Canada    U.K.    Europe   Asia
--------------------------------------------------------------------------------
December 31, 2006(b)          $462.6   $268.1   $47.1     $74.0    $44.3  $29.1
Inflows                         30.4     11.9     2.4       5.0      8.1    3.0
Outflows                       (29.7)   (11.3)   (1.7)     (2.2)   (11.1)  (3.4)
                              -------  -------  --------  ------- -------- -----
Net flows                        0.7      0.6     0.7       2.8     (3.0)  (0.4)
Net flows in money market
 funds and other                (0.8)     0.7)     --        --       --   (0.1)
Market gains/reinvestment        8.0      5.0     1.4       0.4      0.4    0.8
Foreign currency                 0.7       --     0.1       0.1      0.2    0.3
                              -------  -------- --------  ------- -------- -----
March 31, 2007                $471.2   $273.0   $49.3     $77.3    $41.9   29.7
                              =======  ======== ========  ======= ======== =====
--------------------------------------------------------------------------------
(a) Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b) The asset class beginning balances were adjusted to reflect certain asset reclassifications.
(c) Includes PowerShares's ETF AUM ($9.7 billion at March 31, 2007), which are primarily invested in equity securities.

                                   AMVESCAP PLC
                    Additional Income and Expense Information


The quarterly results include the following items:

                                        2007                   2006
                                   -----------    ----------------------------
$ millions                              Q107           Q406            Q106
                                   -----------    ----------------------------
Operating items:
Management revenues:
   - Performance fees                   18.8           25.9            33.2
General and administration:
   - Legal settlements                    --           (6.0)             --
   - Insurance recoveries                 --           21.8              --

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  27 April, 2007                   By   /s/  Michael S. Perman
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary